09040114

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grayson Burger & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 West Putnam Avenue
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Pat Marron~~ ~~914-632-8400~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

I, Herbert Burger, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2008 and supplemental schedules pertaining to Grayson, Burger & Company as of December 31, 2008 are true and correct. I further affirm that neither the partnership nor any partner has any proprietary interest in any account classified solely as that of a customer.

Signature Date

Title

Subscribed and Sworn to before me

on this 13th day of February, 2009.

Notary Public

Susan J. Fiore
Notary Public
My Commission Expires: July 7, 2010

GRAYSON, BURGER & CO.

(S.E.C. NO. 8 - 016837)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

GRAYSON, BURGER & CO.

TABLE OF CONTENTS

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Grayson, Burger & Co.
Greenwich, CT

We have audited the following statement of financial condition of Grayson, Burger & Co. as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note A to the financial statements, the Partnership has withdrawn its registration from the Securities and Exchange Commission on December 23, 2008. The Partnership ceased trading and brokerage services as of that date.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position at December 31, 2008 in conformity with generally accepted accounting principles of the United States of America.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 21, 2009

GRAYSON, BURGER & CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Assets:		
Cash and cash equivalents	$	25,155
Receivable from clearing broker		202,121
Securities, at market value		55,140
Total Assets	$	282,416

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accrued expenses and other liabilities	$	10,525
Commitments and Contingencies		
Partners' Capital		271,891
Total Liabilities and Partners' Capital	$	282,416

See independent auditor's report and the accompanying notes to the statement of financial condition.

GRAYSON, BURGER & CO.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Note A – Organization and Significant Accounting Policies

Nature of Business

Grayson, Burger & Co., (the "Partnership"), generated its revenues principally by providing securities trading and brokerage services to retail investors. Revenues for these services varied based on the performance of financial markets around the world.

On December 23, 2008 the Partnership withdrew its broker dealer registration with the Securities and Exchange Commission and Financial Industry Regulatory Authority and has ceased trading and brokerage services.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Revenue Recognition

Securities transactions and related expenses are recorded on a trade date basis. The Partnership cleared all securities transactions through JP Morgan Chase, formerly Bear Stearns Securities Corp., on a fully disclosed basis through December 23, 2008.

The Partnership conducted its business as an introducing broker and did not carry securities accounts for customers or perform custodial functions relating to customer securities. Revenues were derived primarily from commissions through December 23, 2008, the date of the Partnerships withdrawal of its broker dealer license.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds. Marketable securities are valued at market value with the resulting difference between cost and market included in income.

Fair Value Measurements

Effective January 1, 2008 the Partnership adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). SFAS 157 emphasizes that fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability.

Income Taxes

The partners are required to report their respective share of Partnership income or loss on their respective corporate income tax returns. Accordingly, no provision for income tax has been included in the accompanying financial statements.

GRAYSON, BURGER & CO.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Note B – Investment in Securities, at Market

Securities owned at December 31, 2008, at market value, consist of the following:

Corporate Stocks	$ 55,140

Note C – Net Capital Requirements

The Partnership was subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 the Partnership had net capital of $260,882, which was $160,882 in excess of its required net capital of $100,000. The Partnership's net capital ratio was 0.04 to 1.

Note D – Commitments and Contingencies

The Partnership executed its securities transactions through JP Morgan Chase, formerly Bear Stearns Securities Corp. ("Bear"). Bear also provides custodial and other services. Amounts due to and from JP Morgan Chase may consist of money balances in cash, margin and short securities accounts whose liquidity is determined in accordance with applicable securities industry regulations. These amounts bear interest at rates which correlate to the broker call loan rate.

In addition to JP Morgan Chase having custody of a significant portion of the investment portfolio, it periodically holds significant money balances on behalf of the Partnership.

In the normal course of business, the Partnership executed, as agent, transactions on behalf of customers. If the agency transactions did not settle because of failure to perform by either the customer or the counter party, the Partnership may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Partnership does not anticipate nonperformance by customers or counterparts. The Partnership has a policy of reviewing, as considered necessary, the credit standing of customers and counter parties with which it conducted business.

Non-interest bearing balances with the commercial bank are insured by the Federal Deposit Insurance Corporation through its Temporary Liquidity Guarantee Program, which is in place through December 31, 2009. A financial institution may opt out of the program. The FDIC will maintain and post on its website (www.fdic.gov) a list of eligible entities that opt out of the guarantee program. As f February 12, 2009, the Company's commercial bank was not on the FDIC's opt out list.

The Partnership's lease for office space was terminated in November 2008. Rent expense for the year ended December 31, 2008 was $66,594.

Note E – Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107. "Disclosures about Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Partnership's financial instruments, as defined, are carried at approximate fair value.

Note F – Securities and Exchange Commission Termination

The Partnership withdrew its registration with the Securities and Exchange Commission as a broker or dealer on December 23, 2008.

Note G – Subsequent Events

During January 2009 the Partnership had additional capital withdrawals of approximately $150,000.

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

Grayson, Burger & Co.
411 West Putnam Avenue
Greenwich, CT 06830

Dear Sirs:

In planning and performing our audit of the financial statements of Grayson, Burger & Co. (the "Partnership"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Grayson, Burger & Co. as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 21, 2009.

> *The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Partnership, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Partnership.*

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures as described in the preceding paragraph were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 21, 2009